GREAT-WEST
LIFECO INC.

August 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC
USA 20549

BY COURIER

[redacted]

06016234

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- July 4, 2006 (common shares).
- July 6, 2006 (common shares).
- July 6, 2006 (preferred Series E shares).
- July 12, 2006 (common shares).
- July 19, 2006 (common shares).
- July 21, 2006 (common shares).
- July 24, 2006 (common shares).
- July 26, 2006 (common shares).

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

RECEIVED
2006 AUG 22 A 10: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dlw 8/22

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

509-01/02

2006-07-07, 16:37:04, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	8000		
Filing date	2006-07-07		
Date of transaction	2006-07-04		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	8000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-07-07, 16:36:07, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-07-07		
Date of transaction	2006-07-04		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.1100	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-07-14, 11:25:27, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	24000
Filing date	2006-07-14
Date of transaction	2006-07-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	24000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-14, 11:24:30, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-07-14		
Date of transaction	2006-07-06		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	24000		
Unit price or exercise price	28.3168	Currency	Canadian Dollar
Closing balance of securities held	24000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-02, 16:46:14, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	200000
Filing date	2006-08-02
Date of transaction	2006-07-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	200000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-02, 16:45:10, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2006-08-02
Date of transaction	2006-07-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	200000
Unit price or exercise price	27.20 Currency Canadian Dollar
Closing balance of securities held	200000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-14, 12:24:15, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	32000
Filing date	2006-07-14
Date of transaction	2006-07-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	32000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-14, 12:23:03, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-07-14
Date of transaction	2006-07-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	32000
Unit price or exercise price	28.6536 Currency Canadian Dollar
Closing balance of securities held	32000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-21, 14:23:12, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-07-21
Date of transaction	2006-07-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid
Private remarks to securities regulatory authorities	

Next

2006-07-21, 14:22:06, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-07-21
Date of transaction	2006-07-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	29.2544 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-27, 16:37:10, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	8000		
Filing date	2006-07-27		
Date of transaction	2006-07-21		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	8000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-07-27, 16:36:17, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-07-27
Date of transaction	2006-07-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	8000
Unit price or exercise price	28.3138 Currency Canadian Dollar
Closing balance of securities held	8000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-27, 16:39:21, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	8600
Filing date	2006-07-27
Date of transaction	2006-07-24
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8600
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-27, 16:38:24, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-07-27		
Date of transaction	2006-07-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8600		
Unit price or exercise price	28.4693	Currency	Canadian Dollar
Closing balance of securities held	8600		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-07-27, 16:41:48, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	23400
Filing date	2006-07-27
Date of transaction	2006-07-26
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	23400
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-27, 16:40:44, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-07-27
Date of transaction	2006-07-26
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	23400
Unit price or exercise price	28.5497 Currency Canadian Dollar
Closing balance of securities held	23400
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next